SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K


(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended May 31, 1994

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CONAGRA RETIREMENT INCOME SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office


CONAGRA, INC.
ONE CONAGRA DRIVE
OMAHA, NEBRASKA 68102





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Pursuant to instruction E of Form 11-K, Plan financial statements and schedules have been filed in paper under cover of Form SE.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the ConAgra Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONAGRA RETIREMENT INCOME SAVINGS PLAN
(Name of Plan)


      November 21, 1994         GERALD B. VERNON
Date ____________________  By  __________________________________
                                Gerald B. Vernon
                                Chairman, ConAgra Employee Benefits
                                Committee








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                                                      EXHIBIT I










INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 2-96891, 2-81244, 33-15815, 33-28079, 33-48295 and
33-50113 on Form S-8 of our report dated November 15, 1994 which appears on Page 1 in this Annual Report on Form 11-K, on the financial statements of the ConAgra Retirement Income Savings Plan appearing on pages 2 through 16 in this Annual Report on Form 11-K for the year ended May 31, 1994.



DELOITTE & TOUCHE
_________________
DELOITTE & TOUCHE



Omaha, Nebraska
November 21, 1994